FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of August, 2004

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

HSBC SIGNS AGREEMENT TO ACQUIRE 19.9 PER CENT
OF BANK OF COMMUNICATIONS LIMITED

The Hongkong and Shanghai Banking Corporation Limited, a wholly-owned subsidiary of HSBC Holdings plc, has entered into an agreement to acquire a 19.9 per cent interest in the share capital of Bank of Communications Limited for a cash consideration of RMB14,461 million (approximately US$1,747 million). This transaction represents the largest single equity investment in a mainland China bank by a foreign bank.

Bank of Communications is China's fifth largest bank with total assets of US$111.9 billion at 31 December 2003. It is one of only 15 commercial banks with a national banking licence, giving it the ability to operate without geographical restrictions. Headquartered in Shanghai, the bank has over 2,700 branches and outlets across 137 of the wealthiest cities in mainland China.

The completion of the transaction is subject to various conditions including obtaining regulatory and other approvals. The consideration will be satisfied from the HSBC Group's internal resources.

As part of the transaction, HSBC will also enter into separate agreements to provide technical assistance and services to Bank of Communications as well as to co-operate strategically with the bank on its credit card business in mainland China.

Chairman of HSBC Holdings plc, Sir John Bond, said: "This investment represents a major commitment for both parties: HSBC and Bank of Communications. For HSBC, this investment provides the Group with a new window for developing our business in China. In return, we offer Bank of Communications the opportunity to draw on our international expertise and network. This investment is a vital and important step in building our business in China."

Jiang Chaoliang, Chairman of Bank of Communications Limited, said: "This agreement with HSBC represents the largest single equity holding and investment so far in a Mainland bank by a foreign bank. While Bank of Communications has obtained its first overseas strategic co-operation partner, HSBC has gained a stake in China's largest joint stock commercial bank. This transaction offers a mutually beneficial relationship between two strong banks."

 Notes to editors
1. Bank of Communications Limited
Founded in 1908 and headquartered in Shanghai, Bank of Communications Limited was transformed into the first and largest joint stock commercial bank in China in 1987. The bank has around 2,700 branches and outlets throughout mainland China, branches in Hong Kong, New York, Tokyo and Singapore and overseas offices in London and Frankfurt. It is currently the fifth largest bank in China with total assets of US$111.9 billion at 31 December 2003.

2. The HSBC Group
The Hongkong and Shanghai Banking Corporation Limited is the founding and a principal member of the HSBC Group which, with about 10,000 offices in 76 countries and territories and assets of US$1,154 billion at 30 June 2004, is one of the world's largest banking and financial services organisations.

3. The Hongkong and Shanghai Banking Corporation Limited's financial adviser
The Investment Banking division of The Hongkong and Shanghai Banking Corporation Limited acted as financial adviser to this transaction for HSBC.

4. Bank of Communications financial adviser
Goldman Sachs (Asia) L.L.C. acted as financial adviser to this transaction for Bank of Communications Limited.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                                                                                                             By:

                                                                                                                                                                                             Name: P A Stafford

                                                                                                                                                                                             Title: Assistant Group Secretary

                                                                                                                                                                                             Date: August 06, 2004